Exhibit 2.1
CERTIFICATE OF FORMATION
OF
Public 1997 Michael Jordan PMG LLC
FIRST:	The name of the limited liability company is Public 1997 Michael Jordan PMG LLC.

SECOND:
The address of its registered office in the State of Delaware is 1013 Centre Road, Suite 403-B in the City of Wilmington, Delaware 19805, in the County of New Castle. The name of its registered agent at such address is Vcorp Services, LLC.

THIRD:	Members may be admitted in accordance with the terms of the Operating Agreement of the limited liability company.
IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on July 22, 2022.

/s/Barbara Quinones
Barbara Quinones, Authorized Person